EXHIBIT 16.1

March 29, 2000

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

       Our firm was previously the certifying accountants for Ansel Project, Inc. (the "Company") and reported on the financial statements of the Company for the period from April 9, 1998 (inception) through April 30, 1998 and for the year ended April 30, 1999.

        Effective December 1999, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated March 29, 2000, and we agree with such statements, except that we have no personal knowledge of facts that would allow us to agree with the Company's statements that the change was approved by the Board of Directors or that Grant Thornton LLP was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Sincerely,
/s/ CORDANO AND HARVEY, P.C.
Cordano and Harvey, P.C.